EXHIBIT 99.1

Brookfield Infrastructure Announces Automatic Purchase Plans

BROOKFIELD, NEWS, June 30, 2022 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (“BIP”) (NYSE: BIP; TSX: BIP.UN) today announced that, in connection with its previously announced normal course issuer bid, it has entered into an automatic purchase plan with its designated broker. Brookfield Infrastructure Corporation (“BIPC”) (NYSE/TSX: BIPC) also today announced that, in connection with its previously announced normal course issuer bid, it has entered into an automatic purchase plan with its designated broker. The automatic purchase plans, which have been pre-cleared by the Toronto Stock Exchange, will allow for the purchase of BIP’s outstanding limited partnership units (the “LP Units”) and BIPC’s outstanding class A exchangeable subordinate voting shares (the “Exchangeable Shares”), respectively, subject to certain trading parameters, at times when BIP and BIPC, as applicable, ordinarily would not be active in the market due to their own internal trading black-out periods, insider trading rules or otherwise. Outside of these periods, LP Units and Exchangeable Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law. The actual number of LP Units and Exchangeable Shares purchased under the automatic plans, the timing of such purchases and the price at which LP Units and Exchangeable Shares are purchased will depend upon future market conditions.

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with approximately US$725 billion of assets under management. For more information, go to www.brookfield.com.

Contact information:

Media:	Investors:
Sebastien Bouchard Vice President, Communications Tel: (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Kate White Manager, Investor Relations Tel: (416) 956-5183 Email: kate.white@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of applicable securities laws. The word “will” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements in this news release include statements regarding potential future repurchases by BIP of its LP Units and by BIPC of its Exchangeable Shares pursuant to their respective normal course issuer bids. Although BIP and BIPC believe that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of BIP and BIPC are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of BIP and BIPC to differ materially from those contemplated or implied by the statements in this news release include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the LP Units and Exchangeable Shares or the stock exchanges generally; and other risks and factors described in the documents filed by BIP and BIPC with securities regulators in Canada and the United States including under “Risk Factors” in BIP’s and BIPC’s most recent Annual Reports on Form 20-F and other risks and factors that are described therein. Except as required by law, BIP and BIPC undertake no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.